

September 17, 2012

<u>Via E-mail</u>
Mr. Matthew Roberts, Chief Executive Officer
OpenTable, Inc.
799 Market Street, 4th Floor
San Francisco, California 94103

  Re: OpenTable, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed February 24, 2012
    File No. 001-34357

Dear Mr. Roberts:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. We note that the Income (loss) from operations of your International segment reduces consolidated income from operations in a materially disproportionate way. The reasons for this trend have not been adequately explained in your Management's Discussion and Analysis. In future filings please revise your Management's Discussion and Analysis to provide a discussion of Income (loss) from operations on a segmental basis. To the extent that the losses of this segment are disproportionately funded by your North America segment, please provide a discussion of your liquidity and capital resources on a segmental basis as well. Please refer to Section 501.06.a of the Codification of Financial Reporting Releases.

Notes to Consolidated Financial Statements, page 57

5. Goodwill and Intangible Assets, page 70

2. Given the amount of goodwill on your balance sheets is material, please consider the following guidance when preparing your upcoming Form 10-K. Please tell us, with a view toward future disclosure within your Critical Accounting Policies, how you determine your reporting units and whether any components constitute a reporting unit for purposes of goodwill impairment testing. Also tell us your methodology for determining the fair value of each reporting unit. Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;

- The amount of goodwill allocated to the reporting unit;

- A description of the methods and key assumptions used and how the key assumptions were determined;

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

3. You disclose that "intangibles with indefinite lives are evaluated at the reporting unit level." Please clarify what this statement means and clarify how your impairment analysis for indefinite-lived intangible assets complies with ASC 350-30-35-18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Patrick Pohlen, Esq.